FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	The Consolidated Financial Statements of Nortel Inversora, S.A. as of December 31, 2004.
2.	Minutes of the Audit Committee’s Meeting Number 13, which took place on March 17, 2005.
3.	Annual Management Report of Nortel S.A.’s Audit Committee, dated March 7, 2005.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements

as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002

$ : Argentine peso

US$ : U.S. dollar

$2.979 = US$1 as of December 31, 2004

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$32	$27
Investments, net	3,640	2,454
Accounts receivable, net	612	581
Other receivables, net	79	119
Inventories, net	79	14
Other assets	3	3

Total current assets	4,445	3,198

Non-Current Assets
Other receivables, net	228	193
Investments	2	47
Fixed assets, net	6,895	8,001
Intangible assets, net	773	845

Total non-current assets	7,898	9,086

TOTAL ASSETS	$12,343	$12,284

LIABILITIES
Current Liabilities
Accounts payable	$548	$451
Debt	9,434	9,996
Salaries and social security payable	79	78
Taxes payable	115	121
Other liabilities	23	31
Contingencies	30	15

Total current liabilities	10,229	10,692

Non-Current Liabilities
Accounts payable	$7	$—
Debt	1,219	86
Salaries and social security payable	33	30
Taxes payable	5	—
Other liabilities	71	39
Contingencies	214	210

Total non-current liabilities	1,549	365

TOTAL LIABILITIES	$11,778	$11,057

Minority interest	257	561
Foreign currency translation adjustments	24	21
SHAREHOLDERS’ EQUITY	$284	$645

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,343	$12,284

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2004	2003	2002
Net sales	$4,494	$3,753	$4,012
Cost of services	(2,950)	(2,640)	(2,893)

Gross profit	1,544	1,113	1,119
General and administrative expenses	(247)	(225)	(285)
Selling expenses	(900)	(784)	(1,042)

Operating income (loss)	397	104	(208)
Equity (loss) gain from related companies	(2)	2	(23)
Amortization of goodwill	—	—	(10)
Financial results, net	(1,172)	55	(5,301)
Other expenses, net	(71)	(167)	(174)
Gain on debt restructuring	209	376	—

Net (loss) income before income tax and minority interest	(639)	370	(5,716)
Income tax (expense) benefit, net	(27)	7	1,304
Minority interest	305	(180)	2,009

Net (loss) income	$(361)	$197	$(2,403)

Net (loss) income per share	(37.37)	16.23	(232.78)

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue Premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
Concept	Common stock	Preferred shares
Balances as of January 1, 2002	53	25	125	896	1,099	160	1,592	1,752	2,851
As approved by the Shareholders’ Annual Ordinary Meeting held on April 25, 2002:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Net loss	—	—	—	—	—	—	(2,403)	(2,403)	(2,403)

Balances as of December 31, 2002	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	197	197	197

Balances as of December 31, 2003	$53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	—	—	—	—	—	—	(361)	(361)	(361)

Balances as of December 31, 2004	$53	25	125	896	1,099	162	(977)	(815)	$284

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(361)	$197	$(2,403)
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	63	12	193
Depreciation of fixed assets	1,552	1,768	1,980
Amortization of intangible assets	94	109	111
Equity (loss) gain from related companies	2	(2)	23
Amortization of goodwill	—	—	10
Consumption of materials	54	39	47
Fixed assets disposal	4	9	50
Provision for commissions	25	1	—
Provision for contingencies	24	90	101
Gain on debt restructuring	(209)	(376)	—
Interest and other financial results	1,407	32	4,568
Other income, net	(7)	(1)	(4)
Income tax benefit, net	27	(7)	(1,304)
Minority interest	(305)	180	(2,009)
Net (increase) decrease in assets	(183)	(350)	996
Net (decrease) increase in liabilities	(27)	308	(687)

Total cash flows provided by operating activities	2,160	2,009	1,672

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(461)	(162)	(390)
Intangible asset acquisitions	(12)	(6)	(24)
Proceeds for the sale of fixed assets and equity investments	4	3	2
(Increase) decrease in investments not considered as cash and cash equivalents	(382)	(180)	100

Total cash flows used in investing activities	(851)	(345)	(312)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	—	18
Payment of debt	(471)	(11)	(42)
Repurchase of debt	—	(422)	—
Payment of interest and debt-related expenses	(118)	(335)	(446)

Total cash flows used in financing activities	(589)	(768)	(470)

INCREASE IN CASH AND CASH EQUIVALENTS	720	896	890
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,230	1,334	444

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$2,950	$2,230	$1,334

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Alberto Messano President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a)	Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b)	Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2004

As of December 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2004, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights

•	and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004.

In May 2004, Telecom Argentina signed a letter of understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina had expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to the accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as additional disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2004 (i)
Voice, data and Internet	Telecom Argentina USA Micro Sistemas (ii)	100.00 99.99	% %

Wireless	Telecom Personal Nucleo Cable Insignia (iii)	99.99 67.50 75.00	% % %

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2004.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,283	12,343	(60)
Total liabilities	11,778	11,778	—
Shareholders’ equity	224	284	(60)
Net (loss) income	(349)	(361)	12

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,790,000 (unaudited) at December 31, 2004, 3,656,000 (unaudited) at December 31, 2003 and 3,590,000 (unaudited) at December 31, 2002 and wireless customer lines (prepaid lines were not included) were 1,004,262 (unaudited) at December 31, 2004, 482,796 (unaudited) at December 31, 2003 and 462,730 (unaudited) at December 31, 2002.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net (loss) income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net (loss) income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net (loss) income in the statements of income and the net (loss) income used to calculate the earning per ordinary share:

	Years ended December 31,
	2004	2003	2002
Net (loss) income in the statements of income	$(361)	$197	$(2,403)
Less: Results corresponding to Class “A” and Class “B” preferred shares	162	(110)	1,162

Total results used to calculate earning per ordinary share	$(199)	$87	$(1,241)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2004, 2003 and 2002, net foreign currency transaction gains or losses were a loss of $460, a gain of $631 and a loss of $2,921, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of December 31, 2004 and December 31, 2003, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Telecom Group has certain equity interests in unconsolidated companies, representing from 0.15% to 5.75% of the capital stock in such companies as of December 31, 2004. These investments have been accounted for at the lower of cost or realizable value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment and instrument	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.7% of such assets, representing $189 of net carrying value as of December 31, 2004. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $5, $6 and $66 for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $443 as of December 31, 2004 and $566 as of December 31, 2003.

The Telecom Group does not have assets under capital leases as of December 31, 2004 and 2003.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

- Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(n) Taxes payable

- Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 30% for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2004. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2004 for the tax on minimum presumed income of $48, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.7%, 3.6% and 3.3% for the years ended December 31, 2004, 2003 and 2002, respectively.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2004 and 2003.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. This fee may be paid in up to ten installments, thus Telecom Argentina classified a portion of the fee as non-current.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(t) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosured in the equity shareholder’s, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

With the adoption of the new accounting standards, the Company’s Management –with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(u) Gain on debt restructuring

Due to their materiality, the gains on debt restructurings and debt repurchase have been included in a separate line item in the statement of income titled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2004	As of December 31, 2003
Cash	$3	$4
Banks	29	23

	$32	$27

(b) Investments

Investments consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$3,340	$2,186
Government bonds, equity investments and mutual funds	356	268

Subtotal	3,696	2,454
Impairment loss on the Argentina 2004 bond	(56)	—

	$3,640	$2,454

Non current
2003 Telecommunications Fund	$2	$2
Government bonds	—	35
Equity investments	—	10

	$2	$47

(i)	Includes an amount of $2,228, which has been segregated by the Telecom Group for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	303	272
Directories publishing	34	35

Subtotal	716	693
Allowance for doubtful accounts	(104)	(112)

	$612	$581

(i)	Includes $49 as of December 31, 2004 and $76 as of December 31, 2003 corresponding to international wireless receivables.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Tax credits	$27	$67
Prepaid expenses	17	17
Advances to employees	2	5
Other	33	30

	$79	$119

Non current
Deferred tax assets, net of valuation allowance (i)	—	20
Credit on minimum presumed income tax (ii)	200	151
Other tax credits	6	5
Prepaid expenses	14	7
Other	14	15

Subtotal	234	198
Allowance for doubtful accounts	(6)	(5)

	$228	$193

(i)	As of December 31, 2003, net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$82	$16
Allowance for obsolescence	(3)	(2)

	$79	$14

(f) Other assets

Other assets consist of the following:

	As of December 31, 2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	2	2

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Suppliers	$490	$414
Deferred revenues	40	30
Related parties (Note 7)	18	7

	$548	$451

Non current
Suppliers	$7	$—

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable	$58	$55
Special termination benefits	16	18
Other	5	5

	$79	$78

Non current
Special termination benefits	$29	$22
Other	4	8

	$33	$30

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Turnover tax	$39	$30
VAT, net	32	44
Tax on minimum presumed income, net	17	27
Income tax, net (i)	2	—
Other	25	20

	$115	$121

Non current
Deferred tax liabilities	$5	$—

(i)	Corresponds to Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Declared and available dividends payable	$—	$1
Declared and available Redemption of Class “A” Preferred shares payable	—	5
Contributions to government programs	13	13
Court fee	2	—
Other	8	12

	$23	$31

Non current
Court fee	$20	$—
Asset retirement obligations	13	10
Deferred revenue on sale of capacity and related services	31	21
Retirement benefits	7	8

	$71	$39

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2004	2003	2002
Voice	$2,302	$2,164	$2,529
Data	151	185	230
Internet	265	207	195

Subtotal	2,718	2,556	2,954
Wireless	1,733	1,163	1,035
Directories publishing	43	34	23

	$4,494	$3,753	$4,012

(l) Equity (loss) gain from related companies

Equity (loss) gain from related companies consist of the following:

	Years ended December 31,
	2004	2003	2002
Latin American Nautilus	$—	$—	$(15)
Nahuelsat	(2)	2	(8)

	$(2)	$2	$(23)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Generated by assets
Interest income	$92	$108	$76
Foreign currency exchange gain/(loss)	178	(40)	626
Losses on exposure to inflation	—	(11)	(2,106)
Impairment loss on the Argentina 2004 bond	(56)	—	—
Other	8	(10)	(140)

Total generated by assets	$222	$47	$(1,544)

Generated by liabilities
Interest expense	$(747)	$(664)	$(928)
less capitalized interest on fixed assets	5	6	66
Foreign currency exchange gain (loss)	(638)	671	(3,547)
Gain on exposure to inflation	—	4	942
Other	(14)	(9)	(290)

Total generated by liabilities	$(1,394)	$8	$(3,757)

Total financial results	$(1,172)	$55	$(5,301)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Termination benefits	$(59)	$(75)	$(48)
Provision for contingencies	(24)	(90)	(101)
Other, net	12	(2)	(25)

	$(71)	$(167)	$(174)

(o) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2004	2003	2002
Discount on principal (i)	$113	$361	$—
Discount on accrued and penalty interest	142	49	—
Reversal of net capitalized foreign currency exchange differences	(4)	(21)	—
Court fee	(22)	—	—
Other, related expenses	(20)	(13)	—

	$209	$376	$—

(i)	Includes $41 of gain on discounting of debt.

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2004	2003	2003	2002
Cash and banks	$32	$27	$53	$129
Current investments	3,640	2,454	1,382	347

Total as per balance sheet	$3,672	$2,481	$1,435	$476
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	—	(36)	(32)
- Time deposits with maturities of more than three months	(463)	(193)	—	—
- Government bonds (ii)	(251)	(58)	(65)	—
- Equity investments	(8)	—	—	—

Total cash and cash equivalents as shown in the statement of cash flows	$2,950	$2,230	$1,334	$444

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2004	2003	2002
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(90)	$(5)	$61
Trade accounts receivable	(32)	(334)	(106)
Other receivables	14	(3)	1,047
Inventories	(75)	(8)	(16)
Other assets	—	—	10

	$(183)	$(350)	$996

Net (decrease) increase in liabilities
Accounts payable	$53	$129	$(388)
Compensation and social benefits payable	4	18	(127)
Taxes payable	(73)	178	(59)
Other liabilities	7	—	(17)
Contingencies	(18)	(17)	(96)

	$(27)	$308	$(687)

The Company has not paid income taxes in any of the years presented. Interest paid during the years ended December 31, 2004, 2003 and 2002, amounted to $118, $335 and $446, respectively.

•	Non-cash investing and financing activities:

	Years ended December 31,
	2004	2003	2002
Acquisition of fixed and intangible assets through incurrence of accounts payable	$255	$198	$12
Capitalized interest on fixed assets	5	6	66
Wireless handsets lent to customers at no cost (i)	8	3	10
Provision for minimum presumed income tax	46	68	—
Capacity-related services	9	—	—
Payment of claims through the use of provision for contingencies	7	—	—
Government bonds and tax credits exchanged for tax certificates	3	(90)	—
Collection of receivables with government bonds	—	352	853
Payment of taxes with government bonds	—	(223)	(451)
Payment of accounts payable with government bonds	—	(123)	(224)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2004	2003	2002
Government bonds with maturities of more than three months	$(147)	$15	$100
Time deposits with maturities of more than three months	(235)	(193)	—
Contribution to the “2003 Telecommunications Fund”	—	(2)	—

Total cash flows from investments not considered as cash equivalents	$(382)	$(180)	$100

Financing activities components:

	Years ended December 31,
	2004	2003	2002
Proceeds from bank loans	$—	$—	$18
Payment of Notes	—	(277)	—
Payment of bank loans	(471)	(156)	(42)
Payment of interest on Notes	—	(231)	(191)
Payment of interest on bank loans	(118)	(52)	(87)
Payment of interest on fixed assets and inventory financing	—	(52)	(101)
Payment of collateral on derivative instruments	—	—	(67)

Total financing activities components	$(589)	$(768)	$(470)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2004	2003	2002
Total cash flows provided by operating activities	$2,033	$2,022	$1,706
Total cash flows used in investing activities	(851)	(345)	(312)
Total cash flows used in financing activities	(589)	(768)	(470)
Effect of exchange rate changes on cash and cash equivalents	127	(13)	2
Effect of inflation accounting	—	—	(36)

Increases (decreases) in cash and cash equivalents	$720	$896	$890

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

	As of December 31, 2004	As of December 31, 2003
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	2	1
Entel PCS Telecomunicaciones S.A. (a)	2	2
TIM Celular S.A. (a)	—	1

	$4	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	12	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)	2	1
Entel Chile S.A. (a)	1	2
Telecom Italia S.p.A. Argentine branch (a)	1	—
Etec S.A. (a)	1	—
Tel3 S.A. (a)	1	—
Entel S.A. (Bolivia) (a)	—	1
Teco Soft Argentina S.A. (a)	—	2

	$18	$7

	Transaction description	Years ended December 31,
		2004	2003	2002
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$4	$4	$9
Golden Lines (a)	International inbound calls	1	1	1
Latin American Nautilus (a) (e)	International inbound calls	2	1	2
Entel S.A. (Bolivia) (a)	International inbound calls	1	1	1
Entel Chile S.A. (a)	International inbound calls	10	13	19
Entel PCS Telecomunicaciones S.A. (a)	Roaming	5	4	—
Telecom Italia Mobile S.p.A. (a)	Roaming	4	2	—
TIM Celular S.A. (a)	Roaming	2	—	—
Retevisión Móvil S.A. (a)	Roaming	1	—	—

Total net sales		$30	$26	$32

Services received:
Nahuelsat (d)	Rental expenses	$8	$7	$7
Intelsat Ltd. (d)	Rental expenses	3	5	8
Telecom Italia Argentine branch (a)	Fees for services	3	3	13
Teco Soft Argentina S.A. (a)	Fees for services	3	12	10
Tel3 S.A. (a)	Fees for services	14	3	1
Pirelli Energía Cables y Sistemas (a)	Fees for services	10	—	—
Pirelli Telecomunicaciones Cables y Sistemas (a)	Fees for services	4	—	—
Entel Chile S.A. (a)	International outbound calls	13	11	14
Entel S.A. (Bolivia) (a)	International outbound calls	4	3	5
Etec S.A. (a)	International outbound calls	3	4	2
Golden Lines (a)	International outbound calls	1	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	3	3	5
Telecom Italia Mobile S.p.A. (a)	Roaming	1	1	—
Telesoft S.p.A. Argentine branch (a)	Fees for services	—	—	14
Olivetti Argentina S.A. (a)	Fees for services	—	—	2
La Caja ART S.A. (b)	Insurance	2	—	—
Caja de Seguros S.A. (b)	Insurance	2	—	—
FCR Argentine branch (c)	Fees for services	—	3	14
Sofrecom Argentina S.A. (c)	Fees for services	—	9	9
Latin American Nautilus (a) (e)	Lease of circuits	1	—	15
Multibrand (e)	Advertising	—	1	3

Total operating costs		$75	$66	$123

Purchases of fixed assets/intangible assets:
Telecom Italia Sparkle S.p.A. (a)		$24	$—	$—
Tel3 S.A. (a)		4	—	5
Teco Soft Argentina S.A. (a)		—	1	4
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)		—	—	1
Telesoft S.p.A. Argentine branch (a)		—	—	6
Sofrecom Argentina S.A. (c)		—	8	14

Total fixed assets and intangible assets		$28	$9	$30

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	Such companies form part of France Telecom Group and were related parties up to December 19, 2003.
(d)	The Telecom Group has between 0.15% and 5.75% of the capital stock in such companies.
(e)	The Telecom Group had between 10% and 25% of the capital stock in such companies.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Transactions representing more than 1% of the total shareholders equity of Telecom Argentina were approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2004, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

(b) Management agreement

On October 10, 2004 the management agreement between Telecom Argentina and the Operators expired.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of December 31, 2004	As of December 31, 2003
Short-term debt:
- Principal:
Notes	$5,353	$4,912
Bank loans	1,177	1,638
Fixed assets financing	1,475	2,169
Inventory financing	—	426

Subtotal	8,005	9,145
- Accrued interest	1,259	747
- Penalty interest	170	104

Total short-term debt	$9,434	$9,996

Long-term debt:
- Principal:
Bank loans	$1,260	$86
Gain on discounting of debt	(41)	—

Total long-term debt	1,219	86

Total debt	$10,653	$10,082

As of December 31, 2004, Personal and Nucleo’s debt had been restructured while the approval of Telecom Argentina’s debt restructuring proposal by the reviewing court is pending and expected to be approved in 2005. As of December 31, 2004, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of December 31, 2004
Restructured debt
• Principal	—	1,230	120	(83)	1,267
• Accrued interest	—	9	—	—	9

Subtotal	—	1,239	120	(83)	1,276
• Gain on discounting of debt	—	(57)	—	16	(41)

Total (8.2)	—	1,182	120	(67)	1,235

• Current	—	14	5	(3)	16
• Non current	—	1,168	115	(64)	1,219

In-process restructuring debt
• Principal	7,998	—	—	—	7,998
• Accrued interest	1,250	—	—	—	1,250
• Penalty interest	170	—	—	—	170

Total (8.3)	9,418	—	—	—	9,418

Total debt	9,418	1,182	120	(67)	10,653

• Current	9,418	14	5	(3)	9,434
• Non current	—	1,168	115	(64)	1,219

Due to materiality, the gains on debt restructurings and debt repurchase have been included in a separate line item in the consolidated statement of income titled “Gain on debt restructuring”. The table below shows (i) the gain on repurchase of debt recognized in the year ended December 31, 2003 and (ii) the gain on debt restructuring recognized in the year ended December 31, 2004; both classified by entity and component, as follows:

	Telecom Argentina	Personal	Nucleo	Publicom	Eliminations	Consolidated
Repurchase of debt
• Discount on principal	270	86	—	5	—	361
• Discount on accrued and penalty interest	37	11	—	1	—	49
• Reversal of capitalized foreign currency exchange differences	(14)	(7)	—	—	—	(21)
• Other related expenses	(13)	—	—	—	—	(13)

Total as of December 31, 2003	280	90	—	6	—	376

In-process restructuring debt
• Discount on principal	—	72	—	—	—	72
• Discount on accrued and penalty interest	—	145	11	—	(14)	142
• Court fees	(22)	—	—	—	—	(22)
• Other related expenses	1	(17)	(4)	—	—	(20)

Subtotal	(21)	200	7	—	(14)	172
• Gain on discounting of debt	—	57	—	—	(16)	41
• Reversal of capitalized foreign currency exchange differences	—	(4)	—	—	—	(4)

Total as of December 31, 2004	(21)	253	7	—	(30)	209

The Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2004, The Telecom Group has an aggregate remaining amount of $2,228 on deposit.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of December 31, 2004, as follows:

(a) Personal

In July 2004, Personal announced a proposal for the restructuring of its debt under an APE (see below for a description of an APE). Generally an APE requires court approval to be considered legal and binding between the parties. Telecom Personal’s APE Solicitation did not require court approval provided the level of creditor consent to the proposal was higher than 95%. Since such level reached 100% of the total Telecom Personal unsecured indebtedness, court review and approval was not required. Accordingly Telecom Personal completed the restructuring of its debt in November 2004 which comprised of a reduction in principal and interest of approximately US$ 71 million, a cash payout of approximately US$ 165 million and the extension of maturity of the remaining indebtedness, as follows:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	46	137	5.53% – 8%	October 2014
Series B	367	1,093	9%, 10% and 11%	October 2011

Total principal	413	1,230

(i)	Escalated interest rates for US dollar denominated notes – see table below for escalated interest rates for other currencies denominated notes.

The new debt provides for mandatory prepayment with excess cash as explained in 8.4 below.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%. The discount amounted to $57 recorded in a separate line item titled “Gain on discounting of debt”. This gain includes an amount of $16 corresponding to the discount of a restructured intercompany loan from Telecom Argentina (which originally amounted to $83). After intercompany eliminations, the gain on discounting of debt amounted to $41.

(b) Nucleo

In April 2003, Nucleo restructured its outstanding indebtedness amounting to US$ 14 million with local financial creditors which allowed certain concessions. Concessions resulted from the extension of maturity and forgiveness of accrued penalty interest rather than a reduction in principal amount. Furthermore, in November 2004, Nucleo completed the restructuring of its outstanding indebtedness of US$ 59 million with foreign creditors. Foreign creditors also agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of December 31, 2004, the in-process restructuring debt aggregated $9,418. Of the total amount of the outstanding debt, $6,505 is due (including principal amounts for US$ 816 million, Euro 792 million, Japanese yen 6,862 million and $71; and interest amounts for US$ 31 million, Euro 113 million, Japanese yen 554 million and $13) and $2,913 is payable on demand.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

The outstanding debt of Telecom Argentina is comprised of the following:

•	Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

•	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

•	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of December 31, 2004:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2004	Market value at December 31, 2004
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	347	312
Series E (a)	5.5.97	US$	100	8	5.5.05	5.48	298	278
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	770	755
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.71	763	618
Series I	4.8.99	Euro	200	5	4.8.04	8.37	757	742
Series K	7.1.99	Euro	250	3	7.1.02	7.25	834	751

Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	912	894
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	672	659

Principal							5,353	5,009

Accrued interest							977
Penalty interest							91

							6,421

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of December 31, 2004, LIBOR was 2.78%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of December 31, 2004, an amount of $4,492 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2004, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,929. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

•	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.68%.

•	Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.05%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of December 31, 2004, an amount of approximately $167 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of December 31, 2004, an amount of approximately $363 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$ 2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$ 2,880 million out of the total US$ 2,959 million represents unsecured financial indebtedness while the remaining US$ 79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executed APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$ 1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$ 1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)
Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

Although Telecom Argentina expects that the restructuring process will be successfully completed by June 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe Telecom anticipated in the APE.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrued at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $899 as of December 31, 2004.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. It is expected that the fee will be payable in up to ten installments, accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities. The charge to the statement of income has been included in the line item gain on debt restructuring.

Although Telecom Argentina expects that the restructuring process will be successfully completed by June 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe Telecom Argentina anticipated in the APE.

The debt restructuring process will have a significant positive impact in the statement of income which would allow Telecom Argentina to absorb a substantial portion of accumulated losses.

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted for use as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Telecom Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Telecom Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Telecom Personal is permitted to retain a specified portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specified portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Telecom Personal and Nucleo distribution payments

If Telecom Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Telecom Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Telecom Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Telecom Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Telecom Personal and by Telecom Personal to Nucleo. These restricted payments covenants also restrict the ability of Telecom Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Telecom Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Telecom Group has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

8.5. Events of default for Telecom Argentina, Telecom Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Telecom Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Telecom Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Telecom Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Telecom Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Telecom Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Telecom Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Telecom Personal or Nucleo’s loans. Telecom Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, The Telecom Group recorded penalties and post-default interest increases for approximately $170 as of December 31, 2004. This amount is included in the line item debt in the balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

However, The Telecom Group’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Telecom Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

Denomination of Telecom Argentina’s debt

As discussed above, as of December 31, 2004 and December 31, 2003, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Classification of Telecom Argentina’s debt

Since the noteholders, at their option, may request payment of principal and accrued interest in the event of default and that Telecom Argentina received notices of acceleration as described above, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2004 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

On December 10, 2003, the sale was authorized by the SC trough Resolution No. 111/03 and, on December 15, 2003, the sale was authorized by the National Commission of the Defense of Competition (Technical Coordination Department) through Resolution No. 109/03.

On December 19, 2003 the France Telecom Group transferred the 48% of Sofora to W de Argentina – Inversiones S.L., plus a put option on the remaining 2% (which is exercisable from January 31, 2008 to December 31, 2013). The total purchase price is US$125 million.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
• Par value	11	11

• Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	85
Non declared and non paid redemption corresponding to fiscal year 2002	55	85
Non declared and non paid redemption corresponding to fiscal year 2003	55	85
Redemption corresponding to fiscal year 2004 and thereafter	152	233

	317	488

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	29
Corresponding to fiscal year 2002	19	29
Corresponding to fiscal year 2003	19	29
Corresponding to fiscal year 2004	19	29

	393	604

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2004, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed its reserves, the Company qualifies for mandatory reduction of capital.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension. Thus, the Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2004, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since Telecom Argentina reported significant losses for the year ended December 31, 2002, which absorbed its reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital. This situation is maintained as of December 31, 2004.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension. Thus, the Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

10. Income tax

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Years ended December 31,
	2004	2003	2002
Current tax expense	$(2)	$—	$
Deferred tax (expense) benefit	(25)	7		1,304

Income tax (expense) benefit	$(27)	$7		$1,304

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2004	As of December 31, 2003
Tax loss carryforwards	$1,573	$1,675
Foreign exchange gains and losses	161	241
Other deferred tax assets	401	348
Deferred tax liabilities	(1,445)	(1,787)

Subtotal deferred tax assets	$690	$477
- Valuation allowance	(695)	(457)

Net deferred tax (liabilities) assets	$(5)	$20

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2004	2003	2002
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$224	$(130)	$2,000
Permanent differences:
Non taxable items	(3)	16	(131)
Change in valuation allowance	(248)	121	(565)

Income tax (expense) benefit	$(27)	$7	$1,304

As of December 31, 2004, the Company has accumulated operating tax loss carryforwards of approximately $1,573. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2007	—	1,416	—	155	1,571
2008	—	—	2	—	2

Total	—	1,416	2	155	1,573

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of December 31, 2004, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets.. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$ 30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of December 31, 2004, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $79 (US$ 27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $56 to carry the securities at fair value.

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina - Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $164 as of December 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers - for an estimated amount of $10 - which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $244 to cover potential losses under these claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2004, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, the Argentine Tax Authority (the “AFIP”) assessed Telecom Argentina approximately $50.6 in additional income tax for fiscal years 1993 through 1999 resulting from an income tax audit for that period. The AFIP has asserted that Telecom Argentina improperly calculated its tax depreciation for its fiber optic network. In December 2001, the AFIP assessed an additional $2.2 in income tax for the same periods. The AFIP asserted a tax deficiency related to Telecom Argentina’s valuation of its equity interest in former equity investee Telintar. Telecom Argentina disagrees with these assessments and is vigorously contesting them. Management believes the ultimate outcome of these tax audits will not have a material adverse impact on Telecom Argentina’s financial position or results of operations.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2004, these restricted funds totaled $8. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas (ii)

Wireless	Telecom Personal Nucleo Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the years ended December 31, 2004, 2003 and 2002, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,718	1,733	43	—	4,494

Salaries and social security	(491)	(90)	(12)	(1)	(594)
Turnover tax	(88)	(78)	—	—	(166)
Maintenance, materials and supplies	(184)	(34)	(15)	—	(233)
Bad debt expense	8	(12)	(1)	—	(5)
Interconnection costs	(135)	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	(82)
Lease of circuits	(34)	(4)	—	—	(38)
Fees for services	(81)	(20)	(1)	(1)	(103)
Advertising	(27)	(64)	(2)	—	(93)
Cost of cellular handsets	—	(237)	—	—	(237)
Commissions	(54)	(184)	—	—	(238)
Others	(169)	(355)	(2)	(1)	(527)

Operating income (loss) before depreciation and amortization	1,381	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(48)	(45)	(1)	—	(94)

Operating income (loss)	100	294	6	(3)	397
Equity loss from related companies	—	—	(2)	—	(2)
Financial results, net	(989)	(184)	1	—	(1,172)
Other expenses, net	(68)	(10)	—	7	(71)
Gain on debt restructuring	(21)	230	—	—	209

Net (loss) income before income tax and minority interest	(978)	330	5	4	(639)
Income tax	—	(24)	(2)	(1)	(27)
Minority interest	—	3	—	302	305

Net (loss) income	(978)	309	3	305	(361)

❑ Balance sheet information

Fixed assets, net	5,387	1,507	1	—	6,895
Intangible assets, net	84	686	3	—	773
Capital expenditures excluding materials	160	268	—	—	428
Acquisition of intangible assets	24	—	—	—	24
Depreciation of fixed assets	(1,233)	(324)	(3)	—	(1,560)
Amortization of intangible assets	(50)	(53)	(1)	—	(104)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,737	428	(1)	(4)	2,160

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(265)	—	—	(473)
(Decrease) increase in investments not considered as cash and cash equivalents	(465)	87	—	—	(378)

Total cash flows used in investing activities	(673)	(178)	—	—	(851)

Cash flows from financing activities:
Payment of debt	—	(471)	—	—	(471)
Payment of interest and debt-related expenses	—	(118)	—	—	(118)

Total cash flows used in financing activities	—	(589)	—	—	(589)

Increase (decrease) in cash and cash equivalents	1,064	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at year end	2,850	89	1	10	2,950

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,556	1,163	34	—	3,753

Salaries and social security	(424)	(74)	(8)	(1)	(507)
Turnover tax	(86)	(51)	—	—	(137)
Maintenance, materials and supplies	(117)	(33)	(14)	—	(164)
Bad debt expense	3	(10)	(4)	—	(11)
Interconnection costs	(136)	—	—	—	(136)
Cost of international outbound calls	(76)	—	—	—	(76)
Lease of circuits	(29)	(9)	—	—	(38)
Fees for services	(83)	(13)	(2)	(2)	(100)
Advertising	(23)	(20)	(1)	—	(44)
Cost of cellular handsets	—	(22)	—	—	(22)
Commissions	(57)	(103)	—	—	(160)
Others	(164)	(211)	(2)	—	(377)

Operating income (loss) before depreciation and amortization	1,364	617	3	(3)	1,981
Depreciation of fixed assets	(1,436)	(327)	(5)	—	(1,768)
Amortization of intangible assets	(63)	(46)	—	—	(109)

Operating (loss) income	(135)	244	(2)	(3)	104
Equity gain from related companies	—	—	2		2
Financial results, net	(132)	168	12	7	55
Other expenses, net	(121)	(37)	(10)	1	(167)
Gain on debt restructuring	280	90	6	—	376

Net (loss) income before income tax and minority interest	(108)	465	8	5	370
Income tax	—	11	(4)	—	7
Minority interest	—	(21)	—	(159)	(180)

Net (loss) income	(108)	455	4	(154)	197

❑ Balance sheet information

Fixed assets, net	6,443	1,554	4	—	8,001
Intangible assets, net	110	731	4	—	845
Capital expenditures excluding materials	57	73	—	—	130
Acquisition of intangible assets	—	4	—	—	4
Depreciation of fixed assets	(1,436)	(343)	(5)	—	(1,784)
Amortization of intangible assets	(67)	(58)	—	—	(125)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,509	499	7	(6)	2,009	1,371

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	—	(168)	(103)
Decrease in investments not considered as cash and cash equivalents	(85)	(92)	—	—	(177)	(182)

Total cash flows used in investing activities	(176)	(169)	—	—	(345)	(285)

Cash flows from financing activities:
Decrease in debt	—	(11)	—	—	(11)	(8)
Repurchase of debt	(328)	(87)	(7)	—	(422)	(421)
Payment of interest and debt-related expenses	(283)	(52)	—	—	(335)	(332)
Inter-segment transfers of cash	5	(5)	—	—	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	—	(768)	(761)

(Decrease) increase in cash and cash equivalents	727	175	—	(6)	896	325
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334	1,334

Cash and cash equivalents at year end	1,786	428	2	14	2,230	1,659

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,954	1,035	23	—	4,012

Salaries and social security	(472)	(92)	(23)	(1)	(588)
Turnover tax	(91)	(40)	(1)	—	(132)
Maintenance, materials and supplies	(144)	(33)	(11)	—	(188)
Bad debt expense	(129)	(54)	(6)	—	(189)
Interconnection costs	(141)	—	—	—	(141)
Cost of international outbound calls	(103)	—	—	—	(103)
Lease of circuits	(24)	(17)	—	—	(41)
Fees for services	(123)	(13)	(3)	(3)	(142)
Advertising	(14)	(14)	—	—	(28)
Cost of cellular handsets	—	(12)	—	—	(12)
Commissions	(70)	(62)	—	—	(132)
Others	(254)	(175)	(4)	—	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	(4)	1,883
Depreciation of fixed assets	(1,558)	(416)	(6)	—	(1,980)
Amortization of intangible assets	(66)	(45)	—	—	(111)

Operating (loss) income	(235)	62	(31)	(4)	(208)
Equity gain from related companies	(15)	—	(8)		(23)
Amortization of goodwill	(10)	—	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	1	(5,301)
Other expenses, net	(101)	(58)	(17)	2	(174)

Net (loss) income before income tax and minority interest	(4,636)	(996)	(83)	(1)	(5,716)
Income tax	1,104	186	14		1,304
Minority interest	—	25	—	1,984	2,009

Net (loss) income	(3,532)	(785)	(69)	1,983	(2,403)

❑ Balance sheet information

Fixed assets, net	7,881	1,800	8	—	9,689
Intangible assets, net	177	765	4	—	946
Capital expenditures excluding materials	158	63	1	—	222
Acquisition of intangible assets	1	28	—	—	29
Depreciation of fixed assets	(1,558)	(419)	(6)	—	(1,983)
Amortization of intangible assets	(73)	(50)	—	—	(123)

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	5	1,672

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	—	(414)
(Decrease) increase in investments not considered as cash and cash equivalents	112	(10)	—	—	102

Total cash flows used in investing activities	(148)	(164)	—	—	(312)

Cash flows from financing activities:
Payment of debt	(4)	(20)	—	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	—	(446)
Inter-segment transfers of cash	(85)	85	—	—	—

Total cash flows used in financing activities	(446)	(24)	—	—	(470)

Increase in cash and cash equivalents	703	182	—	5	890
Cash and cash equivalents at the beginning of year	356	71	2	15	444

Cash and cash equivalents at year end	1,059	253	2	20	1,334

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net (loss) income
Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1,042	536	82	(474)	(227)

	3,753	1,981	104	55	197

Year 2002:
March 31,	1,373	610	68	(5,470)	(2,041)
June 30,	921	411	(90)	(1,450)	(494)
September 30,	857	396	(123)	1,059	269
December 31,	861	466	(63)	560	(137)

	4,012	1,883	(208)	(5,301)	(2,403)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$—	$1
Investments	10	13
Other receivables	1	—

Total current assets	11	14

Non-Current Assets
Investments	275	639

Total non-current assets	275	639

TOTAL ASSETS	$286	$653

LIABILITIES
Current Liabilities
Salaries and social security payable	—	1
Taxes payable	1	1
Other liabilities	1	6

Total current liabilities	2	8

TOTAL LIABILITIES	$2	$8

SHAREHOLDERS’ EQUITY	$284	$645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$286	$653

Statements of income:

	Years ended December 31,
	2004	2003	2002
General and administrative expenses	$(3)	$(3)	$(4)
Equity (loss) gain from related companies	(364)	192	(2,402)
Financial results, net	—	7	1
Other income, net	7	1	2

Net (loss) income before income tax	(360)	197	(2,403)
Income tax expense, net	(1)	—	—

Net (loss) income	$(361)	$197	$(2,403)

Condensed statements of cash flows:

	Years ended December 31,
	2004	2003	2002
Cash flows provided by (used in) operating activities	$(4)	$(6)	$5

(Decrease) increase in cash and cash equivalents	(4)	(6)	5
Cash and cash equivalents at the beginning of year	14	20	15

Cash and cash equivalents at year end	$10	14	$20

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases		As of the end of the year
Land	118		—	—	—		—	118
Building	1,648		2	—	14		(10)	1,654
Transmission equipment	5,112	(*)	20	4	115		(10)	5,241
Switching equipment	3,847		2	2	73		(2)	3,922
Power equipment	536		1	1	(3)		(1)	534
External wiring	5,943		—	—	9		(1)	5,951
Telephony equipment and instruments	864		1	3	15		—	883
Cellular handsets given to customers at no cost	332		8	2	—		—	342
Vehicles	109		15	—	(1)		(9)	114
Furniture	107		2	—	(1)		—	108
Installations	437		1	—	8		—	446
Improvements in third parties buildings	101		1	1	(1)		—	102
Computer equipment	2,511		17	3	58		(7)	2,582
Work in progress	63	(**)	358	—	(274)		—	147

Fixed assets excluding materials	21,728		428	16	12		(40)	22,144
Materials	90	(***)	72	—	(12)		(54)	96

Total as of December 31, 2004	21,818		500	16	—	(a)	(94)	22,240

Total as of December 31, 2003	21,734		182	38	—	(a)	(136)	21,818

(*)	Includes $2 transferred from materials.
(**)	Includes $158 transferred from materials.
(***)	Net of $160 transferred to fixed assets.

	Depreciation
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers		Accumulated as of the end of the year	Net carrying value as of December 31, 2004		Net carrying value as of December 31, 2003
Land	—	—		—		—	—		118		118
Building	(679)	4 – 9		(75)		9	(745)		909		969
Transmission equipment	(3,164)	10 – 11		(442)		6	(3,600)		1,641		1,948
Switching equipment	(2,686)	10		(307)		(1)	(2,994)		928		1,161
Power equipment	(320)	10 – 20		(46)		1	(365)		169		216
External wiring	(3,573)	7		(308)		1	(3,880)		2,071		2,370
Telephony equipment and instruments	(683)	13 – 18		(60)		(1)	(744)		139		181
Cellular handsets given to customers at no cost	(328)	50		(9)		—	(337)		5		4
Vehicles	(99)	20 – 40		(9)		10	(98)		16		10
Furniture	(76)	10 – 20		(8)		—	(84)		24		31
Installations	(298)	9 – 33		(31)		(1)	(330)		116		139
Improvements in third parties buildings	(65)	4 – 25		(8)		(1)	(74)		28		36
Computer equipment	(1,846)	18 – 33		(257)		9	(2,094)		488		665
Work in progress	—	—		—		—	—		147		63

Fixed assets excluding materials	(13,817)			(1,560)		32	(15,345)		6,799		7,911
Materials	—	—		—		—	—		96		90

Total as of December 31, 2004	(13,817)		(b)	(1,560)	(e)	32	(15,345)	(c)	6,895	(c)	8,001

Total as of December 31, 2003	(12,045)		(d)	(1,784)		12	(13,817)		8,001

(a)	Includes (6) in 2004 and (76) in 2003 corresponding to the reversal of foreign currency exchange differences, which forms part of the Gain on debt restructuring.
(b)	Includes (119) corresponding to the depreciation of capitalized foreign currency exchange differences and (8) corresponding to foreign currency translation adjustments.
(c)	Includes 6 in 2004 and 4 in 2003 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(e)	Includes 2 corresponding to depreciation related to the reversal of foreign currency exchange differences, which forms part of the Gain on debt restructuring.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	430	—	1	431
Debt issue costs	80	—	1	81
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	6	123
Rights of use	45	24	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of December 31, 2004	1,440	24	8	1,472

Total as of December 31, 2003	1,416	4	20	1,440

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year	Net carrying value as of December 31, 2004	Net carrying value as of December 31, 2003
Software obtained or developed for internal use	(301)		(72)	(373)	58	129
Debt issue costs	(72)		(6)	(78)	3	8
PCS license	(71)		—	(71)	591	591
Band B license (Paraguay)	(71)		(18)	(89)	34	46
Rights of use	(20)		(3)	(23)	46	25
Exclusivity agreements	(56)		(4)	(60)	38	42
Trademarks	(4)		(1)	(5)	3	4

Total as of December 31, 2004	(595)	(a)	(104)	(699)	773	845

Total as of December 31, 2003	(470)	(b)	(125)	(595)	845

a)	An amount of $40 is included in cost of services, $7 in general and administrative expenses, $47 in selling expenses and $5 in financial results, net. Also includes $5 corresponding to foreign currency translation adjustments.
b)	An amount of $42 is included in cost of services; $5 in general and administrative expenses; $62 in selling expenses, $6 in financial results, net. Also includes $10 corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type		Nominal value/ Market value		Number of securities/ shares	Net realizable value	Cost value as of December 31, 2004	Book value as of December 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond				$1	8,399,999	10	9	10	7
“Soberano” Bond			Euro	1	54,000,000	218	199	218	69
Argentina 2004 Bond (Note 11)			US$	1	26,507,106	23	56	79	—
Mutual funds
SUPAH$ Class B				$0.23	120,992,698	27	27	27	—
OPTIMUM$ Class B				$1.52	9,181,338	14	14	14	—
Other						—	—	—	192
Equity investments
Intelsat Ltd. (Note 17)	O	rdinary	US$	3	260,432	14	8	8	—

Total current investments						306	313	356	268

NON- CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond			US$	1	—	—	—	—	35

Total government bonds						—	—	—	35

Equity investments
Nahuelsat	O	rdinary		$1,000	5,750		13	—	2
Intelsat Ltd. (Note 17)							—	—	8

Total equity investments							13	—	10

Total non-current investments							13	—	45

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2004	Book value as of
		December 31, 2004	December 31, 2003
CURRENT INVESTMENTS

Time deposits
In foreign currency	$3,036	$3,036	$1,678
In Argentine pesos	304	304	508

Total current investments	$3,340	$3,340	$2,186

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of December 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(a)	5	—		(13)	104
Allowance for obsolescence	2	(b)	1	—		—	3
Impairment loss on the Argentina 2004 bond (Note 11)	—	(c)	56	—		—	56

Deducted from non-current assets
Valuation allowance of net deferred tax assets	457	(d)	238	—		—	695
Allowance for doubtful accounts	5	(b)	1	—		—	6

Total deducted from assets	576		301	—		(13)	864

Total deducted from assets as of December 31, 2003	891	(e)	25	—	(f)	(340)	576

Included under current liabilities
Provision for commissions	1	(a)	25	—		(12)	14
Provision for contingencies	14		—	20		(18)	16

Included under non-current liabilities
Provision for contingencies	210	(b)	24	(20)		—	214

Total included under liabilities	225		49	—		(30)	244

Total included under liabilities as of December 31, 2003	151	(g)	91	—	(h)	(17)	225

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Included in financial results, net.
(d)	Included in income tax (expense).
(e)	Includes $11 in selling expenses, $1 in other expenses, net and $13 in income tax (expense).
(f)	Includes $7 corresponding to results on exposure to inflation.
(g)	Includes $1 in selling expenses and $90 in other expenses, net.
(h)	Includes $1 corresponding to results on exposure to inflation.

(f) Cost of services

	Years ended December 31,
	2004	2003	2002
Inventory balance at the beginning of the year	$16	$18	$52
Plus:
Purchases	326	38	3
Financial results, net	(6)	(6)	(3)
Cellular handsets given to customers at no cost (a)	(8)	(3)	(10)
Replacements	(9)	(9)	(12)
Cost of services (Note 16.h)	2,713	2,618	2,881
Less:
Inventory balance at the end of the year	(82)	(16)	(18)

COST OF SERVICES	$2,950	$2,640	$2,893

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2004				As of December 31, 2003
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	2.97900	$12	$4
	G	2,558	0.00048	1	2
Investments
Time deposits	US$	509	2.97900	1,517	898
	EURO	372	4.05920	1,515	776
	G	7,273	0.00048	4	4
Government bonds	EURO	54	4.05920	218	69
	US$	27	2.97900	79	—
Impairment loss on the Argentina 2004 bond	US$	(19)	2.97900	(56)	—
Accounts receivable
	US$	16	2.97900	48	59
	SDR	—	—	—	2
	G	86,284	0.00048	41	66
Other receivables
Tax credits	US$	—	—	—	38
	G	3,723	0.00048	3	1
Prepaid expenses	US$	1	2.97900	2	—
	G	—	—	—	1
Others	G	3,473	0.00048	1	2
	US$	4	2.97900	11	—
Non-current assets
Other receivables
Tax credits	US$	—	—	—	4
Others	US$	3	2.97900	9	—
Investments
Government bonds	US$	—	—	—	35

Total assets				$3,405	$1,961

Current liabilities
Accounts payable
Suppliers	US$	57	2.97900	$170	$40
	G	11,257	0.00048	6	17
	SDR	1	4.62642	5	9
	EURO	1	4.05920	5	9
Advances from customers	G	4,425	0.00048	2	3
Related parties	US$	5	2.97900	14	4
Debt
Notes - Principal	US$	216	2.97900	644	634
	EURO	1,160	4.05920	4,709	4,278
Banks loans and others - Principal	US$	344	2.97900	1,026	1,305
		¥2,750	0.02914	80	178
Fixed assets financing - Principal	US$	328	2.97900	978	1,707
	EURO	39	4.05920	157	143
		¥11,652	0.02914	340	319
Inventory financing - Principal	US$	—	—	—	417
Accrued interest	US$	124	2.97900	369	271
	EURO	210	4.05920	851	448
		¥888	0.02914	26	16
Penalty interest	US$	31	2.97900	92	76
	EURO	17	4.05920	71	24
		¥261	0.02914	7	4
Salaries and social security payable
Vacation, bonuses and social security payable	G	—	—	—	1
Taxes payable
Income tax	G	2,589	0.00048	1	—
VAT	G	—	—	—	1
Other liabilities
Other	G	1,075	0.00048	1	—
Non-current liabilities
Accounts payable
Suppliers	US$	2	2.97900	$7	$—
Debt
Banks loans and others - Principal	US$	423	2.97900	1,260	86
Gain on discounting of debt	US$	(14)	2.97900	(41)	—
Taxes payable
Deferred tax liabilities	G	12,694	0.00048	6	—
Other liabilities
Deferred revenue on sale of capacity	US$	11	2.97900	31	21

Total liabilities				$10,817	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$291	$103	$200	$594
Depreciation of fixed assets	1,335	42	175	1,552
Amortization of intangible assets	40	7	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	33	7	10	50
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	38	—	—	38
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	—	—	93	93
Commissions	—	13	225	238
Others	216	4	7	227

Total	$2,713	$247	$900	$3,860

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	$91	$154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	92	2	25	119
Turnover tax	137	—	—	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for services	22	37	41	100
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	114	3	2	119

Total	$2,618	$225	$784	$3,627

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$102	$208	$588
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	130	2	12	144
Turnover tax	132	—	—	132
Maintenance, materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Insurance	18	4	6	28
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for services	53	47	42	142
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	63	16	17	96

Total	$2,881	$285	$1,042	$4,208

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt			Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123		—		—	(b)	6,505		—	—	—

Not due
Payable on demand	—	—		—		—	(b)	2,913		—	—	—
First quarter 2005	3,640	463		53		548		—		51	95	21
Second quarter 2005	—	23		4		—		9		12	18	2
Third quarter 2005	—	3		3		—		—		8	2	—
Fourth quarter 2005	—	—		19		—		7		8	—	—
Jan. 2006 thru Dec. 2006	—	—		11		1		53		13	1	3
Jan. 2007 thru Dec. 2007	—	—		4		1		78		6	4	5
Jan. 2008 thru Dec. 2008	—	—		2		1		296		5	—	5
Jan. 2009 thru Dec. 2009	—	—		76		1		350		3	—	5
Jan. 2010 thru Dec. 2010	—	—		2		1		337		2	—	4
Jan. 2011 and thereafter	2	—		133		2		146		4	—	49
Not date due established	—	—		—		—		(41)		—	—	—

Total not due	3,642	489		307		555		4,148		112	120	94

Total as of December 31, 2004	3,642	612		307	(a)	555		10,653		112	120	94

Balances with indexation clauses	—	20		—		5		—		—	—	—
Balances bearing interest	3,609	128		—		—		10,483		—	—	—
Balances not bearing interest	33	464		307		550		170		112	120	94

Total	3,642	612		307		555		10,653		112	120	94

Average annual interest rate (%)	2.28	(c	)	—		—		(b	)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	96 bear 50% over the Banco Nación Argentina notes payable discount rate and $32 bear 9.44%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157	—		—	(d)	5,676	—	—	—

Not due
Payable on demand	—	—	—		—		4,315	—	—	—
First quarter 2004	2,454	410	46		451		—	51	60	29
Second quarter 2004	—	9	15		—		2	11	59	2
Third quarter 2004	—	4	14		—		—	7	2	—
Fourth quarter 2004	—	1	44		—		3	9	—	—
Jan. 2005 thru Dec. 2005	36	—	30		—		3	12	—	1
Jan. 2006 thru Dec. 2006	—	—	6		—		4	9	—	2
Jan. 2007 thru Dec. 2007	—	—	2		—		3	4	—	2
Jan. 2008 thru Dec. 2008	—	—	2		—		64	2	—	2
Jan. 2009 thru Dec. 2009	—	—	60		—		12	1	—	2
Jan. 2010 and thereafter	1	—	93		—		—	2	—	30

Total not due	2,491	424	312		451		4,406	108	121	70

Total as of December 31, 2003	2,491	581	312	(a)	451		10,082	108	121	70

Balances with indexation clauses	—	—	—		5		—	—	—	—
Balances bearing interest	2,489	151	6		3		9,978	—	—	—
Balances not bearing interest	2	430	306		443		104	108	121	70

Total	2,491	581	312		451		10,082	108	121	70

Average annual interest rate (%)	2.18	(e)	—		41.22		—	—	—	—

(d)	Includes $119 corresponding to Nucleo.
(e)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

17. Subsequent events

As of December 31, 2004, Telecom Argentina has a 0.15% equity interest in Intelsat Ltd. representing 260,432 shares of common stock. As of December 31, 2004, 60,000 shares were pledged as guarantee for the payment of satellite services provided by Intelsat to Telecom Argentina.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of 100% of the common shares in Intelsat (including the 60,000 shares for which the pledge was previously released as discussed in the following paragraph) to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain on the sale of approximately $6.

Prior to the completion of the sale, Intelsat agreed to release the pledge on the shares in exchange for a cash deposit of US$ 0.3 million to guarantee the payment of satellite services. This guarantee will be reviewed every six months and may be modified as appropriate.

The amount of the investment has been reclassified to current assets as of December 31, 2004.

Alberto Messano
President

Report of Independent Accountants

To the Board of Directors and Shareholders of

Nortel Inversora S.A.

1. We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“the Company” or “Nortel”) and its consolidated subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements and those mentioned in paragraph 3. of this report are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with standards established by the Argentine Federation of Professional Councils in Economic Sciences. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as assessing the presentation of the financial statement taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

3. In connection with the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2002, presented for comparative purposes, we report that Henry Martin, Lisdero y Asociados (one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L.), in its capacity as member firm of Ernst & Young (“HML”), issued an audit report on March 10, 2003 on the consolidated financial statements of the Company as of December 31, 2002, with qualifications due to uncertainties related to: 1) the effects of the economic crisis on the evaluations and estimates made by the Company’s and its subsidiaries’ management, 2) the effects of the elimination of indexation clauses based on foreign countries price indexes, in the agreements executed by the Federal Administration under public law regulations, including public works and services, 3) the suspension of the payments of certain financial debt, 4) the continuity of the normal course of business of the Company and its subsidiaries and 5) the outcome of the matters included in our reports dated March 7, 2003 on the financial statements of Telecom Personal S.A. (“Personal”) and Publicom S.A. as of December 31, 2002.

4. As further described in Note 3.c) to the accompanying consolidated financial statements and as required by a resolution issued by the Comisión Nacional de Valores (CNV), the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. Notwithstanding the provisions of the CNV, the Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation through September 30, 2003. The estimated effect of not having performed the restatement into constant pesos from April 1, 2003 to September 30, 2003 has been quantified by the Company and included in such note.

5. Nortel has the effective control of Telecom Argentina S.A. (“Telecom”). As indicated in Note 2.c), to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indexes or any other indexation mechanism are annulled. In this regard, Telecom’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of Telecom’s costs and indebtedness is denominated in foreign currency. Consequently, Telecom’s operating condition has been altered, negatively affecting its economic and financial equation. Furthermore, as indicated in Note 8 to the accompanying consolidated financial statements, during the first half of year 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness. As mentioned in such Note, on October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom, the executed APE (Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine Law) was filed with the reviewing court for approval. At the date of issuance of the accompanying consolidated financial statements, the APE was not approved by the reviewing court. The accompanying consolidated financial statements of the Company as of December 31, 2004 and 2003 were prepared considering the continuity of the normal course of business of the Company and Telecom, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainty previously described.

6. Our audit report (jointly issued with HML) on the financial statements of Personal as of December 31, 2003, dated March 9, 2004, included qualifications due to uncertainties related to: a) the effects of the suspension of principal and interest payments decided by the Board of Directors of Personal, the exercise by certain creditors of Personal and its subsidiary Núcleo S.A. of their right to request accelerated repayment of loans, and the outcome of the restructuring of the total financial indebtedness and b) the preparation of financial statements considering the continuity of the normal course of business of Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainties described in this paragraph. As mentioned in Note 8, these situations have been resolved due to the end of the restructuring process of Personal, which occurred during 2004. Accordingly, our opinion on the financial statements as of December 31, 2003, differs from the opinion originally issued.

7. In our opinion, except for the situation mentioned in paragraph 4 of this report and subject to the effect of the adjustments and classifications, if any, that might arise of the outcome of the uncertainty described in paragraph 5 of this report, the consolidated financial statements mentioned in paragraph 1, present fairly, in all material respects, the consolidated financial position of Nortel and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina.

8. In compliance with current regulations, we report that:

a. the financial statements of Nortel have been transcribed to the Inventory and Balance Sheet book and comply, as regards to those matters that are within our competence, with relevant rules and regulations of the Commercial Corporation Law and CNV;

b. the consolidated financial statements of Nortel at December 31, 2004 arise form accounting records carried in all formal respects in accordance with current legal regulations;

c. we have read the Summary of Activity on the financial statements for the years ended December 31, 2004, 2003, and for the twelve month period ended December 31, 2000, on which, as regards to those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 4 to 6;

The financial information included in the Summary of Activity for the years ended December 31, 2002 and 2001, was covered by HML that issued on March 10, 2003, qualified opinion related to the financial statements as of such dates.

d. as of December 31, 2004, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $7,487, none of which was claimable at that date.

e. during the fiscal year ended December 31, 2004, we have billed audit and audit related service fees rendered to the Company, which represent 100% of the total fees for all services billed to the Company, 4% of total audit and audit related services billed to the Company, its parent company, its subsidiaries and its affiliates, and 4% of the total fees invoiced to the Company, its parent company, its subsidiaries and its affiliates.

City of Buenos Aires, March 8, 2005

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)

Dr. Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

(In millions of Argentine pesos or as expressly indicated)

1.	The Company

•	The Company’s Shareholders’ meeting decisions

The Ordinary and Extraordinary Shareholders’ Meeting held on February 18, 2004 resolved that Sections 4, 8, 9, 15, 17 and 19 of the Corporate Bylaws be amended to (a) reflect the change resulting from the transactions carried out by the shareholders on December 19, 2003 as authorized by Resolution No.111 of the Secretariat of Communications dated December 10, 2003, and, eliminate, accordingly, the Common stock classes and the election of Directors per class within said stock; (b) incorporate the rules of the Auditing Committee pursuant to Section 15 of Decree No.677/01; and (c) adjust the terms for giving notice of the meetings of shareholders as provided for in Section 71 of said Decree. The shareholders’ meeting further approved a new restated text of the Bylaws of the Company.

The Annual Ordinary and Special Preferred Class “A” and “B” Shareholders’ Meeting held on April 29, 2004 resolved that all negative retained earnings as per the financial statements as of December 31, 2003 be carried forward.

On May 10, 2004, as provided for in Resolution No.400/02 of the CNV, the Board of Directors resolved that the number of members of the Auditing Committee shall be three and appointed its members, who accepted their appointment at that same meeting. As of that date, said Auditing Committee commenced its operations pursuant to Decree No.677/01 and the implementation rules enacted by the Board of Directors on May 9, 2003.

•	The Company’s results

The Company reached net loss of $361 million for the fiscal year ended December 31, 2004 (“FY04”). This loss was mainly generated by equity income from related companies.

2.	The Telecom Group

Telecom Argentina recorded a consolidated net loss of $666 million for FY04 mainly due to the loss resulting from financial and holding results. Comparatively, consolidated net income for fiscal year 2003 (“FY03”) was $351 million.

Earnings/loss per share and ADR for FY04 amounted to $(0.68) and $(3.38), respectively. Earnings per share/loss and ADR for FY03, were $0.36 and $1.78, respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY04 represented 46%, 9% and (15%) of net sales, respectively; compared with 53%, 3% and 9%, respectively, for FY03.

•	Consolidated net revenues

Consolidated net revenues for FY04 totaled $4,494 million, an increase of $741 million, or 20%, compared with $3,753 million for FY03. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina.

Fixed telephony (Voice, data and Internet)

•	Voice

In fixed telephony operations, local measured service revenues increased by $28 million, or 6%, to $518 million during FY04. Domestic long distance revenues increased by $14 million, or 3%, reaching $441 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 4%.

Monthly charges increased by $33 million, or 5%, to $635 million for FY04, mainly due to the increase in customer lines. Customer lines as of December 31, 2004 increased to approximately 3,484,000, due to the recovery in demand, compared to approximately 3,361,000 as of December 31, 2003. However, the current level of lines in service is still lower than before the economic crisis (December 2001). Moreover, fixed telephony tariffs remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Revenues generated by interconnection services increased by $46 million, or 28%, to $210 million, mainly due to the increase of traffic transported by the fixed and cellular networks.

Regarding international telephony activities, during FY04 revenues reached $215 million increasing by $2 million or 1%, mainly due to higher traffic.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $416 million, representing an increase of $24 million, or 6%, mainly due to an increase in the number of ADSL clients partially offset by lower prices for data transmission services.

As of December 31, 2004, total lines in service with ADSL connections amounted to 124,700, an increase of 55,000, or 79%. The number of Arnet’s ADSL subscribers reached approximately 81,200, increasing by 80% while Internet dial-up customers reached approximately 152,000, decreasing 2%. Internet minutes represented 30% of total traffic measured in minutes transported over the fixed-line network. However, internet minutes have fallen due to the steady migration of clients to ADSL services.

Cellular Telephony

The revenues generated by the cellular business during FY04 increased by $ 570 million, or 49%, to $1,733 million.

Revenues of Telecom Personal in Argentina increased by $564 million, or 56%, to $1,567 million, mainly due to the higher number of subscribers, to the increase in total traffic, and to the increase in sales of handsets as a consequence of the increase in the demand for cellular services and the development of the GSM network.

Furthermore, the average revenue per user increased by 11% (to $35 per customer, including revenues for TLRD or termination of calls coming from other cellular operators). Likewise, total cellular traffic increased by 40%.

Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,835,000 at December 31, 2004, representing an increase of approximately 1,232,000 customers, or 47%. This increase in the client’s base was fueled by the impressive growth in the number of GSM subscribers.

The level of competition in the cellular market continues to be significantly high after the launch of GSM services. In this environment, Telecom Personal continues to increase the coverage and capacity of its GSM network and has continued its marketing campaigns and promotions aimed to reposition its brand and strengthen its market position.

The customer base as of December 31, 2004 amounted to approximately 2,831,000 prepaid subscribers, representing 74% of the total customer base, and approximately 1,004,000 post-paid subscribers, representing the remaining 26%. These percentages were 81% and 19%, respectively, as of December 31, 2003.

Nucleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated $166 million in revenues during FY04, which are consolidated into the mobile telephony business together with the revenues of Telecom Personal. Nucleo’s FY04 revenues represented an increase of $6 million, or 4%.

As of December 31, 2004, Nucleo had approximately 502,000 customers, a decrease of approximately 5% due to the loss of dormant prepaid customers whose elimination from Nucleo’s customer base was ordered by the Paraguayan regulatory authority. However, Nucleo’s postpaid subscribers increased by 44% reaching 114,000 clients, representing 23% of the customer’s base. Additionally, Nucleo launched its GSM services in Paraguay becoming the operator with the larger GSM/GPRS coverage in the country.

Directories publishing

In the telephone directories’ publishing business, revenues from the subsidiary Publicom increased by $9 million to $43 million during FY04 due to higher sales of advertising space in Paginas Amarillas directories and the launch of several new special directories.

•	Operating costs

The cost of services provided, general and administrative expenses and selling expenses for FY04 increased by $448 million, or 12%, to $4,094 million, mainly due to the increase in commissions for handset sales, cost of handsets, TLRD costs (termination charges in third parties cellular networks) and advertising expenses. The evolution of costs is mainly related to the increase in sales and increasing competition in the mobile telephony business.

•	Investments

Of the total amount of $428 million invested during FY04, $160 million, or 37%, corresponds to fixed-line telephony, data transmission and Internet, and $268 million, or 63%, to the cellular business, as Telecom Personal continues with the deployment of its GSM network.

We note that the investments made during FY04 were lower than those allowed under the debt restructuring covenants that are applicable to Telecom Argentina and its subsidiaries. The amounts not used during the present fiscal year can be carried forward to the next fiscal year.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Summary comparative consolidated balance sheets

	As of December 31,
	2004	2003	2002	2001	2000
Current assets	4,445	3,198	2,123	2,666	3,183
Non current assets	7,898	9,086	10,838	11,908	12,604

Total assets	12,343	12,284	12,961	14,574	15,787

Current liabilities	10,229	10,692	11,761	4,025	3,862
Non current liabilities	1,549	365	345	5,318	6,313

Total liabilities	11,778	11,057	12,106	9,343	10,175

Minority interest	257	561	379	2,380	2,546
Foreign currency translation adjustments	24	21	28	—	—
Shareholders’ equity	284	645	448	2,851	3,066

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,343	12,284	12,961	14,574	15,787

4. Summary comparative consolidated statements of operations

	Years ended December 31,
	2004	2003	2002	2001	2000 (*)
Net sales	4,494	3,753	4,012	7,056	7,403
Operating costs	(4,097)	(3,649)	(4,220)	(6,185)	(6,200)

Operating income (loss)	397	104	(208)	871	1,203
Equity gain (loss) from related companies	(2)	2	(23)	(6)	(2)
Amortization of goodwill	—	—	(10)	(18)	(15)
Financial results, net	(1,172)	55	(5,301)	(507)	(427)
Other expenses, net	(71)	(167)	(174)	(130)	(106)
Gain on debt restructuring	209	376	—	—	—

Net income (loss) before income tax and minority interest	(639)	370	(5,716)	210	653
Income tax benefit (expense), net	(27)	7	1,304	(112)	(318)
Minority interest	305	(180)	2,009	(45)	(150)

Net income (loss)	(361)	197	(2,403)	53	185

(*)	The comparative figures for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999.

5. Fixed telephone service statistical data (in physical units)

December 31,	2004		2003		2002		2001		2000
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,803,006	2,334	3,800,085	(519)	3,802,464	64	3,800,058	3,598	3,723,936	43,447
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—	1,836,144	19,060
Lines in service (b)	3,790,298	40,334	3,655,859	33,110	3,590,284	(19,846)	3,891,800	(429)	3,839,831	95,211
Customers lines	3,484,394	31,368	3,361,341	33,827	3,293,952	(16,390)	3,583,622	(3,057)	3,575,389	99,871
Public phones installed	83,847	561	80,127	681	79,812	—	82,176	(398)	80,036	1,298
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	20.1	0.3	19.6	0.2	19.4	(0.2)	21.2	(0.1)	21.1	0.4
Lines in service per employee	336	8	320	22	323	—	360	(19)	364	(18)

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

6. Consolidated ratios

December 31,	2004	2003	2002	2001	2000
Liquidity (1)	0.43	0.30	0.18	0.66	0.82
Solvency (2)	0.05	0.11	0.07	0.56	0.55
Locked up capital (3)	0.64	0.74	0.84	0.82	0.80

Pretax return on capital (4)	(0.80)	0.36	(1.46)	0.02	0.06

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income(loss)/Shareholders’ equity average.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

In FY04 the macroeconomic environment continued its positive trend as measured by its main variables. Levels of activity also continued with the positive trend shown in previous periods although its growth decelerated. Likewise, inflation rates remained stable. The level of fiscal collection continues to show strong growth and the fiscal results continue to be positive. The Telecom Group expects that this context will develop during this fiscal year.

Telecom Argentina’s operations have improved as a consequence of the better levels of lines in service and better traffic in the fixed telephony. In the cellular business there is a higher number of new subscribers and a better level of traffic, offset in part by higher selling expenses and a consequent fall in the operating margin. Likewise, as the Telecom Group’s consolidated debt is nominated in foreign currency, their operations are still being influenced by the fluctuation of the exchange rate of the Peso against the Dollar and the Euro. It should be noted that the negative trend in FY04 in the exchange rate generated losses arising from currency exchange differences that were the main cause of the consolidated net loss for the year.

In the context of the debt restructuring, on August 23, 2004 Telecom Argentina announced that it had achieved 94.4% participation in its Acuerdo Preventivo Extrajudicial, (“APE”) solicitation process launched on June 22, 2004. The APE was filed with the courts in Argentina on October 21st, 2004. On February 25, 2005, the reviewing court ordered the opening of the APE process and the publication of applicable notices in order for the creditor opposition period to start.

Additionally, on November 30, 2004 after having achieved 100% participation in its APE solicitation process, Telecom Personal ended its restructuring process by paying cash amounts and issuing new debt. Likewise, Nucleo also ended its restructuring process.

Considering this situation, The Telecom Group believes that it is in the last stage of its debt restructuring process and expects to finish the process during the first half of fiscal year 2005.

The Telecom Group is still working hard to maintain the quality of its service and to reduce its cost structure and adapt it to a new environment. Likewise, Telecom Argentina is undertaking several investment projects in services, mainly those that have potential to generate a substantial increase in cash inflows. Examples include the expansion of GSM network in Telecom Personal and ADSL, which resulted in the increase of investments in fixed assets.

Alberto Messano
President

IV

Item 2

MINUTES OF THE

AUDIT COMMITTEE’S MEETING No. 13

ATTENDANCE:	Messrs. Guillermo Michelson Irusta, Carlos Marcelo Villegas and Oscar Carlos Cristianci

DATE OF THE MEETING:	March 17, 2005

RELEVANT PART:

OPINION ABOUT THE PROPOSAL THAT THE BOARD OF DIRECTORS INTENDS TO

SUBMIT TO THE JOINT ANNUAL REGULAR AND SPECIAL CLASS A AND CLASS B

SHAREHOLDERS’ MEETING

Mr. Michelson Irusta states that the Board of Directors of the Company has, pursuant to sections 13 and 15, subparagraphs a) and e) of Decree No. 677/01, requested the Audit Committee to give an opinion about the proposals that the Board of Directors intends to submit to the Annual Regular Shareholders’ Meeting regarding:

a) The appointment of Price Waterhouse & Co. as External Auditors of the financial statements of the Company for the fiscal year to be ended December 31, 2005.

b) The allocation to the Board of Directors who served during the 2004 fiscal year of a remuneration in the aggregate amount of AP$ 140,000.-, to be distributed among the independent directors or among those directors who performed special duties, as shall be determined by the Board of Directors. Likewise, the Board of Directors would apply to the Shareholders’ Meeting for authorization to make advances up to an aggregate amount of AP$ 240,000.- to those directors who during the fiscal year to be ended December 31, 2005 may serve as “independent directors” or may perform technical and administrative duties or may perform special duties, and also for authorization to increase the said amount in case of inflation.

c) The proposal to pay Price Waterhouse & Co. the amount of seventy-two thousand six hundred Pesos (AP$ 72,600), VAT included, in consideration for their services as External Auditors of Nortel’s financial statements for the 2004 fiscal year.

Mr. Michelson Irusta further states that the Board of Directors has also asked the Audit Committee to estimate the amount that should be submitted to the Shareholders’ Meeting for approval as the budget for the Audit Committee’s operation during the 2005 fiscal year.

1

Afterwards, the Audit Committee discusses the three items:

1)	Opinion about the proposal to appoint External Auditors for the 2005 fiscal year.

The Board of Directors will make a motion to the Annual Regular Shareholders’ Meeting to appoint Price Waterhouse & Co. (hereinafter “Price”) Auditors of the Financial Statements for the fiscal year beginning January 1, 2005 and ending December 31, 2005, with Mr. Juan Carlos Grassi to act as the regular certifying public accountant and Messrs. Juan Pedro Jackson and Silvia Giordano, as the alternate ones.

The Audit Committee considers the background of the suggested accounting firm and its performance during prior fiscal years and whereas:

•	Price is one of the most well known and prestigious accounting firms both domestic and international wide, and therefore it has a vast experience in the matter.

•	Save for the 2001 and 2002 fiscal years, Price has served as External Auditor of the financial statements both of Telecom and of the Company as from their organization (in some fiscal years jointly with other auditors) and its performance has not been objected to by the control entities or questioned by the shareholders. During the 2004 fiscal year, Price served as External Auditor of the Company, and performed its duties satisfactorily and with the required independence, as indicated in the Annual Management Report that this Committee submitted to the Board of Directors of the Company.

•	The professional standing of the partners and of the work team of Price which has been acting in the external audit in Nortel and the knowledge they have gained of the Company, its accounting and its internal controls, makes it advisable to keep them in office for the new fiscal year.

A resolution is unanimously made to submit to the Board of Directors a favorable opinion about its proposal to appoint Price Waterhouse & Co. External Auditors for the 2005 fiscal year.

2)	Opinion about the proposal of the Board of Directors’ fees for the 2004 fiscal year and advances to those directors serving during the 2005 fiscal year.

The Board of Directors is willing to propose to the Annual Regular Shareholders’ Meeting a remuneration for those directors who served during the 2004 fiscal year, in the aggregate amount of AP$ $180,000 (for the annual term of office as per the appointment made at the Shareholders’ Meeting held on April 29, 2004, however in the financial statements as of December 31, 2004 charges have been recorded for AP$ 140,000 relating strictly to the said calendar period), to be distributed among the independent directors or among those directors who performed special duties, as shall be determined by the Board of Directors. Likewise, it would make a motion to the Shareholders’ Meeting to authorize the Board of Directors to make advances up to an aggregate amount of AP$ 270,000.- to those directors who during the fiscal year to be ended December 31, 2005 may serve as “independent directors” or perform technical and administrative duties or perform special duties, and to authorize the Board of Directors to increase the said amount in case of inflation.

2

For purposes of evaluating the proposal, the waiver by Messrs. Oscar C. Cristianci, Alberto Y. Messano, Ricardo Ferreiro and Eduardo Bauer of their remuneration for their performance as Directors of the Company during the 2004 fiscal year is taken into consideration.

Under section 15 subparagraph e) of Decree No. 677/01, the Audit Committee must issue an opinion about the reasonability of this proposal. However, Messrs. Michelson Irusta and Villegas make record that they are subject to a conflict of interest, since both of them could, as independent directors, be the beneficiaries, if reelected, of a portion of the remuneration that the Shareholders’ Meeting may fix for the Board of Directors. Accordingly, they consider that only Mr. Cristianci qualifies to issue an opinion about this matter, and their motion was carried.

Mr. Cristianci states that his appraisal of the proposal of the Board of Directors on the fees of the directors included:

•	Comparison with other companies.

•	Comparison with prior fiscal years.

•	Verification of the adequacy of the provisions of the applicable laws, regulations and bylaws.

Upon completion of the appraisal and considering:

•	That the remuneration intended to be allocated to the Board of Directors is designed to be in consideration for the services of the independent directors who serve on the Audit Committee, because the other directors have waived their fees;

•	That both independent directors presently holding office, in case of their reelection, are persons with a vast experience and excellent professional prestige;

•	That the comparison with the fees paid to their directors by other companies doing public offer for similar companies shows that the remuneration proposed by the Board of Directors conforms to the market value of the services they provide;

•	That the amount of the fees intended to be paid for the 2004 fiscal year is in line with the fees approved by the Shareholders’ Meeting for the prior fiscal year;

•	That it is an extended practice that the Shareholders’ Meeting should authorize the Board of Directors to make advances to those directors who during the new fiscal year may serve as independent directors or may perform technical and administrative work or may perform special duties, since it would be unreasonable to postpone the payment of any remuneration for duties which require so much commitment and time dedication, until the next fiscal year. As regards the amount proposed for these advances, it seems reasonable, as well as the possibility to increase the said amount in case of inflation.

3

•	That in case of being approved by the Shareholders’ Meeting through its consideration as an express item of the Agenda, pursuant to Chapter III of the CNV’s Rules, the payment proposed will not infringe any provisions of the laws, the regulations or the bylaws applicable to the Company.

Now, therefore, Mr. Cristianci concludes that the remuneration proposed by the Board of Directors for the directors who served during the 2004 fiscal year is “adequate” under section 2, subparagraph d) of Chapter III of the Comisión Nacional de Valores’ Rules, in view of the responsibilities, commitment to their duties, qualifications and professional prestige of the independent directors who will receive the said remuneration and the market value of their services. Likewise, it is considered that the possibility to empower the Board of Directors to make advances to those directors who may serve during the 2005 fiscal year, is reasonable and in line with market practices, all of which is unanimously approved, with the relevant abstentions.

3)	Fees of the External Auditors for the 2004 fiscal year.

The Board of Directors intends to propose a motion to the Shareholders’ Meeting to approve the payment to Price Waterhouse & Co., for their services as External Auditors of Nortel’s 2004 fiscal year financial statements, of Seventy-two thousand six hundred Pesos (AP$ 72,600) VAT included, and has requested the opinion of the Audit Committee about the reasonability of the said proposal.

It is the opinion of the Audit Committee:

•	That the fee is in line with the relevance and quality of the work performed by the External Auditors;

•	That the remuneration proposed falls within the range of fees approved by other listed companies presenting characteristics similar to Nortel

It is concluded that the amount of AP$ 72,600.- that the Board of Directors would propose to the Shareholders’ Meeting for approval as remuneration of the External Auditors of the fiscal year ending December 31, 2004 is reasonable.

4)	Budget for the operation of the Audit Committee during the 2005 fiscal year.

The Board of Directors has requested the Audit Committee to estimate the amount that should be submitted to the Shareholders’ Meeting for approval as the budget for the operation of the Audit Committee during the 2005 fiscal year.

After holding discussion on the matter, the Audit Committee, relying on the experience gained in that respect during the last fiscal year, the needs for training and advise estimated for the current fiscal year and the requirements for implementation of the new internal controls, resolves to request the Shareholders’ Meeting to approve an operation budget in the amount of AP$ 50,000 for the 2005 fiscal year.

Guillermo Michelson Irusta	Carlos Marcelo Villegas	Oscar Carlos Cristianci

4

Item 3

NORTEL S.A.’S AUDIT COMMITTEE

ANNUAL MANAGEMENT REPORT

Buenos Aires, March 7, 2005

To the Shareholders of

Nortel Inversora S.A.

As members of the Audit Committee of Nortel Inversora S.A. (the “Company”) we are hereby submitting the following annual management report for the fiscal year beginning January 1, 2004 and ending December 31, 2004, which was unanimously approved by the members of the Audit Committee.

For convenience of understanding we have divided the report into the following sections:

I.	ORGANIZATION OF THE AUDIT COMMITTEE

II.	COMPOSITION OF THE COMMITTEE

III.	INTERNAL RULES FOR THE OPERATION OF THE AUDIT COMMITTEE

IV.	MAIN RESPONSIBILITIES

V.	SUMMARY OF THE WORK PERFORMED BY THE AUDIT COMMITTEE

VI.	RESULT OF THE WORK, OF THE BUDGET PERFORMANCE AND OF THE TRAINING PLAN

I. ORGANIZATION OF THE AUDIT COMMITTEE

The Committee was organized for the first time upon resolution of the Board of Directors of the company adopted on May 10, 2004 pursuant to Section 17 of the Corporate Bylaws as amended on February 18, 2004. The appointment was accepted by all the nominees.

II. COMPOSITION OF THE COMMITTEE

Term of office is for one fiscal year as per the term of office of the directors, and the members may be reelected. The members of the Committee unanimously resolved to appoint Guillermo Michelson Irusta Chairman of the said Committee, who refrained from voting upon that matter. Accordingly, the composition of the Committee was as follows:

Chairman: Guillermo Michelson Irusta (Attorney-at-Law)

Vice Chairman: Carlos Marcelo Villegas (Attorney-at-Law and Ph. in Economics)

Member: Oscar Carlos Cristianci (Certified Public Accountant)

Relying on the professional qualifications and the experience of Mr. Oscar C. Cristianci, Nortel has concluded that he meets the requirements established to qualify as a “financial expert” of the Audit Committee. Mr. Cristianci is a Certified Public Accountant. He has been, since 2004, responsible for the Operations of the Telecom Italia Group in Argentina. He was from 2002 to 2004 Director of operations of the Telecom Italia Group in Latin America (excepting Argentina). He was relocated to Italy from 2000 until 2002 as CEO of Pirelli Cavi SpA. having worldwide responsibility. From 1998 until 2000 he was Assistant Chief Executive

Officer of Pirelli Pneumatici SpA with responsibility on the American continent (Latin America and North America). From 1992 to 1998 he was relocated to Brazil as Chief Executive Officer of Pirelli Neumáticos Brasil, with responsibility for Latin America. From 1985 to 1992 he was Chief Executive Officer of Pirelli Neumáticos.

III. INTERNAL RULES FOR THE OPERATION OF THE AUDIT COMMITTEE

The Committee prepared Internal Operation Rules and approved the Implementation Directives of the Audit Committee which were duly approved by the Board of Directors on June 19, 2003, containing its purpose, composition and responsibilities, among other items. Both the Internal Operation Rules and the Implementation Directives of the Audit Committee are available to the shareholders at the registered office.

IV. MAIN RESPONSIBILITIES

The main duties of the Committee are:

1.	To safeguard the quality and independence of the Company’s external audit.

2.	To assess the internal control, the administrative/accounting information system and the risk management of the Company.

3.	To analyze the key economic and financial information publicly disclosed by the Company or furnished with to the control entities in the country and/or abroad.

4.	To monitor the compliance with the Ethics Code and the provisions of the law and the bylaws.

5.	To act in the event of conflicts of interests in those cases prescribed by the applicable regulations, specially: a) determine whether the operations with related parties have been conducted pursuant to ordinary market conditions; b) safeguard the compliance with the rules in force regarding conflicts of interests; c) assess the reasonability of the fee proposal submitted by the Board of Directors; etc.

6.	To exercise any other specific responsibility set forth by the Public Transparency System.

V. SUMMARY OF THE WORK PERFORMED BY THE AUDIT COMMITTEE

So as to exercise the aforementioned responsibilities, during the fiscal year beginning January 1, 2004 and ending December 31, 2004, the Committee performed from its organization different work which may be summarized as follows. The minutes of the meetings of the Committee contain more details of the work that has been programmed in its Annual Performance Plan.

Solely for the sake of information of the shareholders and interested third parties but without exhaustive detail of the work performed, there follows a summary of the main work performed:

External Audit-related Work

The Audit Committee has held meetings with the External Auditor so as to assess his independence; analyze his work plan and the work performed during the fiscal year, the results obtained and the fees billed to the Company. The Committee has especially considered the scope, the plans and the results of the external auditing work and its relevance taking into account the business of the Company.

The External Auditor was in due course required to report on the policies regarding independence of the structure of the auditor to assure the compliance with the said policies, and a declaration regarding his independent status under the applicable legal provisions (Section 18 of Resolution 400/CNV, Pronouncement No. 7 of the FACPCE, etc.)

With respect to the fees billed and the advances made to the External Auditor, we have checked that bills issued were: (a) for services relating to the External Audit and other related services intended to give reliability to third parties, for an aggregate amount of AP$109,505 (VAT included); and (b) for special services other than those mentioned above for an amount of AP$847 (VAT included), covering the following items: Certification of the Special Book of Salaries and Wages (Law 20,744, Section 52).

Finally, the Audit Committee will in due course issue its opinion on the proposal of the Board of Directors about the appointment of the external auditor.

Work involving the supervision of the control and risk management system

To supervise the adequacy of the internal control system and the administrative and accounting system of the Company, including risk management, the Audit Committee has held meetings with the managers, especially the General Manager of the Company, the Chairman of the Board of Directors, and as applicable, the Supervisory Committee and the External Auditor. In view of the investment operations of the Company, the supervision work on the internal control system and risk management have focused on the protection of the assets of the Company, and no transactions involving the hedging of financial or operating risks other than those related to its main business have been reported.

Likewise, the Audit Committee has obtained from the management special representations on the administrative and accounting system, and also on its reliability. No material objections of the external auditors have been reported on the said system and in the applicable cases, the implementation by the management of the recommendations made by the External Auditors has been checked.

Work involving the financial and non financial information furnished with to third parties

The Audit Committee has become aware and has supervised the accuracy, adequacy, sufficiency and time of the economic and financial information that the Company disclosed publicly to the controlling entities, especially:

a)	Review of the quarterly and annual financial statements for the 2004 Fiscal Year including the Annual Report and Supplementary Financial Information and the Supervisory Committee’s Report.

b)	Review of the limited review reports and the annual report of the external auditor.

c)	Review and analysis of the recommendations and of the adjustments proposed by the external auditors.

d)	Information filed with the United Sates Securities and Exchange Commission, specially Form 20-F that the Company must file in its capacity as foreign issuer of securities listed on a stock exchange.

Work related to conflicts of interests

No transactions with related parties which may be relevant under section 73 of Decree 677/01 and Decree 1020/03 have been reported to the Audit Committee nor has the Audit Committee learned of any such transactions.

The Audit Committee will in due course make, analysis and prepare the related report on the proposal of the Board of Directors, when the same is known, regarding directors’ fees.

Other duties of the Audit Committee

The outstanding duties of the Audit Committee during the fiscal year are those tasks involving the preparation of the Committee’s Internal Rules, the Committee’s Annual Performance Plan and the periodic review of its performance. The tasks related to the proper dissemination of the Ethics Code of the Company and the observance by the employees of the Company and also of all the provisions of the law and the bylaws must also be mentioned.

Finally written statements have been obtained from the General Manager of the Company regarding:

•	Financial information.

•	Controls.

•	Other aspects including the compliance with the Ethics Code and transactions with related parties.

VI. RESULT OF THE WORK, THE PERFORMANCE OF THE BUDGET AND THE TRAINING PLAN

On the basis of the work performed, the Audit Committee will present the following:

1) Upon consummation of the proposal of the Board of Directors to the Shareholders’ Meeting for the appointment of the External Auditor for the new fiscal year, in compliance with sections 13 and 15 subparagraphs a ) and e) of Decree No. 677/01, the Audit Committee shall issue an opinion in that respect, which shall be immediately reported to the CNV and the self-regulated markets for publication.

2) In the opinion of the Audit Committee the External Auditor has met the independence conditions and his performance in the relevant aspects has been, in its opinion, satisfactory.

3) The performance of the internal control tasks developed by management has been satisfactory in all the relevant aspects taking into account the business of the Company.

4) The Committee has not become aware of any substantial objection regarding:

•	The economic and financial information disclosed publicly by the Company or delivered to the control entities.

•	The internal control in the Company and the risk management.

•	The compliance with the Ethic Code of the Company and of the provisions of the law and the bylaws.

5) No transactions have been entered into with related parties for material amounts, and those entered into for insignificant amounts (Decree 1020/03) have been made on market conditions.

6) No cases of conflict of interest have been reported to this Committee.

7) It will eventually issue its opinion on the proposal of the Board of Directors regarding the fees of directors and managers.

8) No capital increase was made during the period with exclusion or limitation of the preemptive right, or repurchase of shares or their delisting from the securities markets.

9) The budget recently approved by the Shareholders’ Meeting to the Audit Committee has proven to be proper for the work performed and has been conducted/completed for an aggregate amount of AP$ 5,170.

10) The training plan of the members of the Audit Committee that was recently approved has been complied with.

Guillermo Michelson Irusta	Carlos Marcelo Villegas	Oscar Carlos Cristianci

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 30, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager